BrandPartners Group
10 Main Street
Rochester, NH 03839
(603) 335-1400

December 11, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Jorge Bonilla, Senior Staff Accountant

Re:         BrandPartners Group, Inc. (the “Company”)
Form 10-K for Year Ended December 31, 2007
Form 10-Q for Quarters Ended March 31, 2008 and June 30, 2008
File No. 000-16530

Dear Mr. Bonilla:

On behalf of the Company, please find responses to the Commission’s letter of November 7, 2008.  For ease of review, the Commission’s comments are set forth immediately prior to the Company’s response.

Form 10-K

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page 51

1.	In future filing, please address the following comments relating to your presentation of comprehensive income:
•
Since comprehensive income should include the aggregate of net income and the components of other comprehensive income for each year only, the column label “Other Comp. Income” should be changed to “Comprehensive Income” and the effect of the $14,219,627 balance at December 31, 2004 should be removed from this column.

•	The column label “Accum. Comp. Income” should be changed to “Accumulated Other Comprehensive Income.” A similar revision should be to the balance sheets.

Response
In future filings relating to the presentation of comprehensive income:

•	The column label “Other Comp. Income” will be changed to “Comprehensive Income” and the effect of the $14,219,627 balance at December 31, 2004 will be removed from this column.
•	The column label “Accum. Comp. Income” will be changed to “Accumulated Other Comprehensive Income.” The balance sheets will be revised similarly.

Note B – Summary of Significant Accounting Policies, page 55

5 – Goodwill and Deferred Financing costs, page 55

2.
We note in the fourth quarter of 2007 the company evaluated Goodwill for impairment based upon the estimated fair value of its business operations and as a result, recorded an impairment charge of $12 million within the Statement of Operations.  Clarify to us how you have met the disclosure requirements of paragraph 47 SFAS 142. Specifically tell us, and disclose in future filings, the facts and circumstances leading to the impairment and the method used in determining the fair value of the associated reporting unit.

Response
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired.  We evaluate the recoverability and measure the potential impairment of goodwill under the Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets.  In assessing the recoverability of our goodwill, management must make certain assumptions regarding estimated fair value and other factors to determine its fair value.  The Company tests for impairment using a two-step process.  The first step identifies potential impairment by comparing the fair value of the Company’s reporting unit to its carrying value.  If the fair value is less than the carrying value, the second step measures the amount of impairment, if any.  The impairment primarily resulted from the recent operating performance of the Company.  The Company evaluated the fair value of goodwill using fair value of the Company’s assets and liabilities, excluding the carrying value of goodwill, as compared to the Company’s estimated market capitalization.  As a result, the Company recorded an impairment charge of $12 million to the Statement of Operations in the fourth quarter of 2007.

In future filings, the Company will disclose the facts and circumstances leading to the impairment and the method used in determining the fair value of the associated reporting unit.

Note C – Investment in Unconsolidated Affiliate, page 62

3.
We note that in March 2007 the company’s membership interest in an unrelated party increased to 20.9%.  We also note that the company does not have oversight over the investments, operations, internal controls, or financial reporting of the unrelated third party, and as such, this investment is being accounted for using the cost method.  Explain to us how you have analyzed EITF 03-16 paragraph 17 of APB 18 in determining whether to account for this investment using the equity method.

Response
APB 18 paragraph 17 states that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock.  In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee.  During 2007 the Company’s membership interest increased to 20.9% putting it just over the threshold.  However, the Company’s ownership interest is as a Class B (Non-voting) Member.

Exhibits 31.1 and 31.2

4.
Please also refer to the corresponding exhibits filed in your Form 10-Q for the periods March 31, 2008, and June 30, 2008.  We note that paragraphs 4 and 4(b) of the certification required by Exchange Act Rule 13a-14(a) omits the language referring to internal control over financial reporting.  Please file an amendment to include the required language.  To extent that this is the only revision made to your filing, you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Response
The Company has filed abbreviated amendments to its Form 10-Q for the periods March 31, 2008, June 30, 2008 and September 30, 2008.  The amendments address the required certification for internal controls over financial reporting as required by Exchange Act Rule 13a-14(a).

In connection with the foregoing responses, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,
BrandPartners Group, Inc.

Patrick H. Peyton
CFO

Cc: Baratta, Baratta & Aidala LLP